SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934





                     MANSUR INDUSTRIES INC.

                        (Name of Issuer)



                  Common Stock, $.001 Par Value

                 (Title of Class of Securities)



                           564491 10 8

                         (CUSIP Number)






























CUSIP No.   564491 10 8

(1)  Names of Reporting Persons               Pierre G. Mansur

     S.S. or I.R.S. Identification Nos. of Above Persons

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)   [ ]          (b)    [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization         U.S.A.

     Number of        (5)   Sole Voting Power         2,000,000
   Shares Bene-
     ficially         (6)   Shared Voting Power           -0-
     Owned by
   Each Report-       (7)   Sole Dispositive Power    2,000,000
    ing Person
       With           (8)   Shared Dispositive Power      -0-

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person          2,000,000

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)        [  ]

(11)  Percent of Class Represented by Amount in Row (9)    43.5%1


(12)  Type of Reporting Person (See Instructions)      IN

___________________

1 Calculated on the basis of 4,601,309 shares of Common Stock outstanding as of February 11, 1997.



















Item 1(a).  Name of Issuer:

            MANSUR INDUSTRIES INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8425 S.W. 129th Terrace
            Miami, Florida 33156

Item 2(a).  Name of Person Filing:

            Pierre G. Mansur

Item 2(b).  Address of Principal Business Office:

            c/o Mansur Industries Inc.
            8425 S.W. 129th Terrace
            Miami, Florida 33156

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 Par Value

Item 2(e).  CUSIP Number:  564491 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

  (a)       Amount Beneficially Owned:  2,000,000 shares.

  (b)       Percent of Class:  43.5%1

  (c)       Number of shares as to which such person has:

          (i)    sole power to vote or to      2,000,000
                   direct the vote

          (ii)   shared power to vote or to        -0-
                  direct the vote

          (iii)  sole power to dispose or to   2,000,000
                   direct the disposition of

          (iv)   shared power to dispose or to
                   direct the disposition of       -0-


____________________

1 Calculated on the basis of 4,601,309 shares of Common Stock issued and outstanding as of February 11, 1997.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.




















                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997                /s/ Pierre G. Mansur
                                     Pierre G. Mansur